Exhibit 4.11

Portions of this exhibit were omitted and filed separately with the Secretary of the Securities and Exchange Commission (the “SEC”) pursuant to an application for confidential treatment filed with the SEC pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. Such portions are marked by [****].

Manufacturing Agreement
Between
 Mazor Surgical Technologies ("Mazor", or “the Client”)
and
Yizrael Tamuz Ltd. (“Tamuz" or "the Manufacturer”)

This agreement regarding the SpineAssist – Workstation (hereafter: "the system") including any version or successive device.

Both parties agree to the following:

1.	General

Tamuz will manufacture, assemble, test, pack and deliver the Systems to Mazor, ready for shipment.

For that purpose, Tamuz will establish manufacturing and assembly lines, as well as a sufficient storage area.

The Manufacturer will also train its personnel in the above activities including engineers, quality assurance personnel, material and assembly specialists.

Tamuz is obligated to sell the System solely to Mazor and accordingly, Mazor is obligated to purchase all requirements of the System solely from the Manufacturer, during the term of this agreement.

2.	Terms of Agreement

This agreement is in effect for a period of 48 months from the Signing Date, unless earlier terminated as explained below (see paragraph 10). At the end of 48 months, the Agreement will be automatically extended for an additional year, unless either party notifies of an alternate intention in a written notice, 90 days prior to the end of the 48 months. Renewal will be upon mutual agreement of both parties.

3.	System Specifications

Mazor will provide to Manufacturer any and all available information required for the manufacturing of the System, including drawings, specifications, samples, current supplier details, testing equipment and any other information needed. Tamuz is obligated to manufacture the System according to Mazor's specifications and drawings. In the event that the Manufacturer requires changes or modifications to specifications or drawings, they must first be approved in writing by Mazor's ECO process. Mazor will also provide training for Tamuz project personnel for as long as needed.

4.	Pricing

Following is a pricing schedule for the SpineAssist System:

Unit price for first 10 units: $[****] each.

Unit price for consecutive 10 units manufactured by Tamuz: $[****] each (for an order for no less than 10 units).

For each of the Systems ordered after the first 20 units, the target price will be $[****].

The cost reduction, to be implemented after the purchase of first 20 units, will be divided between Mazor ($[****]) and Tamuz ($[****]), to be achieved through reduction of purchase and engineering changes. The above prices exclude the MSG (Miniature Surgical Guidance) Robot (hereafter: "the Robot"), which will be manufactured solely by Mazor.

5.	Price Linking, Payment Terms and Guarantee

The System pricing is NIS and will be linked to the USD rate at the date of payment (last known).

In case of a rise of more than 10% in the total cost of off shelf components or raw material, despite Tamuz's efforts to avoid such a rise, the system price will be raised accordingly.

In the event that the Tamuz raise the prices more than 10%, Mazor reserves the right to suggest an alternative supplier. Notification of such a raise and an alternative suggestion must be in writing before purchasing the raised cost part.

Payment terms: 30 days from end of invoice month

The invoice will be issued with the supplied system to Mazor.  In case the Systems or part of the order will not be demand by Mazor,  an invoice will be issued after 6 month from the required date according to Mazor PO.

6.	Current Component Stock

Mazor will sell to Tamuz the entire stock of components in its possession which is coherent to the System's bill of material.

The above mentioned stock components will be suitable for the assembly of no more than 10 Systems.

The price of components will be cost price – based on the price list attached hereto as Exhibit A.

Payment by the Manufacturer for components will be concurrent with payment by Mazor for the first 10 Systems.

7.	Win/Win Cost Reduction Mechanism

Tamuz will act to reduce the cost of the System in one or more of the following ways:

•	Engineering changes
•	Component changes
•	Use of alternative suppliers

Following Mazor's approval to any change and subsequent to that change being applied to the System, Tamuz will reduce the price of the System by 50% of the total cost reduction.

If one of the parties invests in an NRE for cost reduction, the amount saved will compensate the party for their investment. The above mentioned win/win method will be effective after the Return of Investment is complete.

8.	Engineering Change Orders

Tamuz will provide Mazor with engineering services at the following prices (to take effect after the first 10 Systems):

•	Up to 10 ECO's per year, up to 10 rows per ECO – no charge
•	For ECO's over 10, up to 10 rows per ECO - $[****] per ECO
•	For each row over 10 rows - $[****] per row

        With exception to Revision change, Documentation changes which means Instructions comments and etc.

9.	Orders and Delivery

Mazor will place Purchase Orders in a lead time that will be determined by both parties.

The lead time for the Systems will be in accordance with the maximum lead time of the purchased items (LLI's).

If Mazor cannot commit to such lead time, it will give Tamuz a binding forecast with a longer lead time for firm Purchase Orders.

The System will be delivered to Mazor after all Mazor's QA requirements have been met. Mazor has the right to change the QA requirements from time to time.

The System will be shipped with the proper documents according to Mazor regulations.

10.	Liability

Mazor will test and approve the Systems from Tamuz prior to shipment.

In the event of a quality complaint from an end-user, Tamuz will ship replacement parts, a complete System or repair a System at Tamuz, as Mazor deems appropriate. No further actins or compensation will be required from the Manufacturer.

For the elimination of doubt, Mazor claims that the System is a Mazor proprietary product and as so, Mazor carries responsibility for its operation.

11.	Termination

This Agreement can be terminated by written notice by either party due to one or more of the following circumstances:

•	Essential breach of contract by either side
•	Cease of business activity by either side
•	In the event that Tamuz does not meet the price of the delivery schedule as committed.
•
In case of significant deterioration in the System manufacturing and assembly quality, as will be defined by the Mazor QA Manager and after being presented to the Tamuz team and a fair opportunity for improvement takes place.

•	Tamuz may terminate this Agreement if during any year the total quantity of Systems ordered by Mazor is less than 20, starting from year 2006.

In the event of Agreement termination by Mazor for any reason, Mazor will immediately purchase from the Manufacturer, all the Systems, parts and spare parts in stock or in purchase orders from suppliers.

Mazor Surgical Technologies, Ltd	Yizrael Tamuz Ltd.
__________________	_____________
By: /s/ Eli Zehavi Name: Eli Zehavi Title:COO	By: /s/ Ilan Alfia Name: Ilan Alfia Title: CEO

Address: 7 HaEshel St. Caesarea Park, 38900 P.O.Box 3104 Israel	Address: Kibbutz Yizrael 19350 Israel
Tel: +972-4-6270171 Fax: +972-4-6377234	Tel: +972-4-6598333 Fax: +972-4-6492406

Date: February 15, 2005